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                                                     Filed by Dean Foods Company
                               Pursuant to Rule 425 under Securities Act of 1933
                              and Deemed Filed Pursuant to Rule 14a-12 under the
                                                 Securities Exchange Act of 1934

                                             Subject Company: Dean Foods Company
                                                  Commission File No.: 001-08262


Suiza Foods Corporation and Dean Foods Company expect to file with the SEC a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY AMENDMENTS OR SUPPLEMENTS TO THE JOINT PROXY STATEMENT/PROSPECTUS AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION CONCERNING THE PROPOSED TRANSACTION. Investors will be able to obtain the joint proxy statement/prospectus and other documents filed with the SEC free of charge at the SEC's website (http:///www.sec.gov). In addition, the joint proxy statement/prospectus and other documents filed by Suiza Foods and Dean Foods with the SEC may be obtained free of charge by contacting Suiza Foods, 2515 McKinney Avenue, Suite 1200, Dallas, Texas 75201, Attention: Investor Relations (Tel: 214-303-3400) or Dean Foods, 3600 North River Road, Franklin Park, Illinois 60131, Attention: Corporate Secretary (Tel: 847-678-1680).

Suiza Foods, Dean Foods and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Suiza and Dean Foods in favor of the transaction. The directors and executive officers of Suiza and their beneficial ownership of Suiza common stock are set forth in the proxy statement for the 2001 annual meeting of Suiza Foods. The directors and executive officers of Dean Foods and their beneficial ownership of Dean common stock are set forth in the proxy statement for the 2000 annual meeting of Dean Foods. You may obtain the proxy statements of Suiza Foods and Dean Foods free of charge at the SEC's website (http://www.sec.gov). Stockholders of Suiza Foods and Dean Foods may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus when it becomes available.

Safe Harbor Statement

Some of the statements in this document are "forward-looking" and are made pursuant to the safe harbor provision of the Securities Litigation Reform Act of 1995. These "forward-looking" statements include statements relating to (1) when the companies expect to close the proposed transaction and (2) the level of divestitures necessary to obtain regulatory approval. These statements involve risks and uncertainties which may cause results to differ materially from those set forth in these statements. The ability to close the proposed transaction in the third quarter is subject to receipt of shareholder approval and regulatory approval. The level of divestitures necessary to obtain regulatory approval of the transaction is subject to the extent of competition in the various markets in which the combining companies operate, as determined by the Department of Justice, other regulatory authorities and, potentially, state and federal courts. Other risks affecting the business of the companies are identified in their filings with the

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Securities and Exchange Commission, including the Suiza Annual Report on Form
10-K for the year ended December 31, 2000 and the Dean Foods Annual Report on Form 10-K for the year ended May 28, 2000. All forward-looking statements in this document speak only as of the date hereof. Suiza and Dean Foods expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in their expectations or any changes in the events, conditions or circumstances on which any such statement is based.

                                    * * * * *

Dean Foods issued the following press release on May 10, 2001:

================================================================================

NEWS FROM DEAN FOODS                                 [Dean Foods Logo]

      Contact: Barbara Klein, V.P., Finance and Chief Financial Officer Bill Luegers, V.P. and Treasurer
                (847) 678-1680

--------------------------------------------------------------------------------

          DEAN FOODS RECEIVES SECOND REQUEST FROM DEPARTMENT OF JUSTICE

         Franklin Park, Illinois - May 10, 2001 - Dean Foods Company (NYSE: DF) today announced it has received a second request from the Department of Justice regarding the proposed merger with Suiza Foods Corporation. On April 5, 2001, Dean and Suiza announced a definitive agreement under which the two companies will merge to form a national dairy and specialty foods company with $10 billion in revenue.

         The Hart-Scott Rodino application was filed with the government on April 9, 2001. Both Dean Foods and Suiza Foods noted that they anticipated a full regulatory review and expected to receive this second request. The companies are prepared to work diligently with the Department of Justice to resolve any potential regulatory concerns.

         The companies have carefully analyzed the transaction for areas of overlap and, based on their analysis, have identified the operations of six plants in five states that will be sold to resolve potential anti-trust problems and to facilitate approval for this pro-competitive transaction. The company expects the merger to be approved in the third or fourth quarter of calendar 2001 and

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believes that the merger plan preserves competition, while providing benefits to dairy farmers, consumers and the entire industry.

ABOUT DEAN FOODS:

         Dean Foods is one of the nation's leading dairy processors and distributors producing a full line of branded and private label products, including fluid milk, ice cream and extended shelf life products, which are sold under the Dean's and other strong regional brand names. Dean Foods is the industry leader in other food products including pickles, powdered non-dairy coffee creamers, aseptically packaged foodservice products, and refrigerated dips and salad dressings.

Some of the statements in this press release are "forward-looking" and are made pursuant to the safe harbor provision of the Securities Litigation Reform Act of 1995. These "forward-looking" statements include statements relating to (1) when the companies expect to close the proposed transaction and (2) the level of divestitures necessary to obtain regulatory approval. These statements involve risks and uncertainties which may cause results to differ materially from those set forth in these statements. The ability to close the proposed transaction in the third or fourth quarter is subject to receipt of shareholder approval and regulatory approval. The level of divestitures necessary to obtain regulatory approval of the transaction is subject to the extent of competition in the various markets in which the combining companies operate, as determined by the Department of Justice, other regulatory authorities and potentially, state and federal courts. Other risks affecting the business of the companies are identified in their filings with the Securities and Exchange Commission, including the Dean Foods Annual Report on Form 10-K for the year ended May 28, 2000 and the Suiza Foods Annual Report on Form 10-K for the year ended December 31, 2000. All forward-looking statements in this press release speak only as of the date hereof. Dean Foods and Suiza Foods expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in their expectations or any changes in the events, conditions or circumstances on which any such statement is based.

                             Other Legal Information

Dean Foods and Suiza Foods expect to file with the SEC a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction. Investors are urged to read the joint proxy statement/prospectus when its becomes available and any amendments or supplements to the joint proxy statement/prospectus as well as any other relevant documents filed with the SEC, because they will contain important information concerning the proposed transaction. Investors will be able to obtain the joint proxy statement/prospectus and other documents filed with the SEC free of charge at the SEC's website (http: //www.sec.gov). In addition, the joint proxy statement/prospectus and other documents filed by Dean Foods and Suiza Foods with the SEC may be obtained free of charge by contacting Dean Foods, 3600 North River Road, Franklin Park, Illinois 60131, Attn: Investor Relations (tel 847-678-1680) or Suiza

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Foods, 2515 McKinney Avenue, Suite 1200, Dallas, Texas 75201, Attn: Investor
Relations (tel 214-303-3400).

Dean, Suiza and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Dean and Suiza in favor of the transaction. The directors and executive officers of Dean and their beneficial ownership of Dean common stock are set forth in the proxy statement for the 2000 annual meeting of Dean. The directors and executive officers of Suiza and their beneficial ownership of Suiza common stock are set forth in the proxy statement for the 2001 annual meeting of Suiza. You may obtain the proxy statements of Dean and Suiza free of charge at the SEC's website (http://www.sec.gov). Stockholders of Dean and Suiza may obtain additional information regarding the interest of such participants by reading the joint proxy statement/prospectus when it becomes available.

CONTACTS:

Dean Foods
Financial:
   Barbara Klein (847) 233-5263
   William Luegers (847) 233-5361
Media:
   LuAnn Lilja
   (847) 233-5459